SMARTHEAT INC.
A-1, 10, Street 7
Shenyang Economic and Technological Development Zone
Shenyang, China

February 16, 2015

VIA EMAIL
Pamela Long
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re:	SmartHeat Inc. Preliminary Proxy Statement on Schedule 14A Filed February 5, 2015 File No. 001-34246

Dear Ms. Long:

This letter is being written by SmartHeat Inc. (the “Company”) in order to respond to the comment letter, dated February 13, 2015 regarding the above-captioned filing of the Company. Please note that, for the Staff’s convenience, we have reproduced each of the Staff’s comments and the Company’s response to each comment follows immediately thereafter.

Unaudited Pro Forma Consolidated Statement of Operations, page F-4

1.
We note your response to prior comment two and the revisions to your filing. As previously requested, please revise the footnotes to the unaudited pro forma statements of operations to disclose the expected loss you will record on the sale of your subsidiaries, including how the amount was determined, and to clarify that the loss is not reflected in the unaudited pro forma statements of operations because it is a material non-recurring charge directly related to the transaction that will be included in your results within the 12 months after the transaction. In addition, please revise the forepart of your filing, including the disclosures under Price and Premium on page 23, to also address the following: quantify the expected loss you will record on the sale of your subsidiaries; explain why you believe the pending transaction is fair and reasonable to shareholders in light of the fact that the purchase price is significantly less than the net carrying values of the assets and liabilities being disposed of; and explain how you determined the restated carrying values of the assets and liabilities you are selling are appropriate and comply with GAAP.

Ms. Pamela Long
U.S. Securities and Exchange Commission
February 16, 2015

Response:

The Company has revised the footnotes to the unaudited pro forma statements of operations (Basis of Unaudited Pro Forma Financial Information) to disclose the expected loss it will record on the sale of its subsidiaries, including how the amount was determined, and clarified that the loss is not reflected in its unaudited pro forma statements of operations because it is a material non-recurring charge directly related to the transaction that will be included in our results within the 12 months after the transaction. Please see page F-3 of the Preliminary Proxy Statement on Schedule 14A Filed on the date of this correspondence to the Staff (the “Proxy”)). In addition, the Company updated the explanation of the “Basis Of Unaudited Pro Forma Financial Information.” Please see page F-1 of the Proxy “Basis Of Unaudited Pro Forma Financial Information.”

The Company determined the restated carrying values of the assets and liabilities it is selling are appropriate and comply with Generally Accepted Accounting Principles (“GAAP”) in the following manner.  Under GAAP, assets are required to be recorded at fair value if fair value is lower than cost (carrying value). The Company determined that the restated carrying values of the assets and liabilities it is selling are appropriate and comply with GAAP because the Company fully impaired and wrote off all noncurrent assets of the sold entities as of December 31, 2013. The Company conducted a line by line detail analysis of each current asset account of the sold entities to insure that each asset account was recorded at fair value and adequate reserves were provided, including reserves for accounts receivable, other receivables/prepayments, advance to suppliers and inventory.

The Company has revised the forepart of its filings, including the disclosures under Price and Premium on page 23 of the Proxy, to quantify the expected loss it will record on the sale of its subsidiaries (Please see page 23 of the Proxy); explain why it believes the pending transaction is fair and reasonable to shareholders in light of the fact that the purchase price is significantly less than the net carrying values of its assets and liabilities being disposed of (Please see pages 23 and “Reasons for the Stock Sale” beginning on page 26 of the Proxy); and how it determined the restated carrying values of the assets and liabilities it is selling are appropriate and comply with GAAP (Please see pages 12, 23 and 31 of the Proxy.

Ms. Pamela Long
U.S. Securities and Exchange Commission
February 16, 2015

Should you or others have any questions or would like additional information, please contact Robert Newman, Counsel to the Company, at (212) 227-7422 or by fax at (212) 202-6055.

Very truly yours,

/s/ Oliver Bialowons
 Oliver Bialowons
President, Smartheat

cc:           R. Newman, Esq. Newman & Morrison, LLP.